HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414

                                 April 30, 2018
Jeffrey Gabor
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

         United Cannabis Corporation
         Registration Statement on Form S-1
         File No. 333-223101

     This office represents United Cannabis Corporation. Amendment No. 3 to the Company's Registration Statement on Form S-1 has been filed with the Commission. The purpose of Amendment No. 3 is to correct, on page 24, the number of shares which may be sold to Tangiers.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                    Very Truly Yours,

                                    HART & HART, LLC

                                    /s/ William T. Hart

                                    William T. Hart